EXHIBIT 21.1

Direct or indirect subsidiaries of Titan Environmental Solutions Inc., with jurisdiction of incorporation or formation:

●	Titan Trucking, LLC, a Michigan limited liability company.
●	Senior Trucking, LLC, a Michigan limited liability company.
●	Standard Waste Services, LLC, a Michigan limited liability company.